22004466

ON

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-28820 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC Mail Processing
FEB 24 2022
Washington, DC

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lakeshore Securities, LP

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 S. La Salle Street
(No. and Street)

| Chicago | IL | 60505 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Mark Gannon | 312.663.1307 | mgannon@lakeshoresecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

| 9221 Corbin Avenue, Suite 165 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2018 | 6517 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Mark E. Gannon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ______________________, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Financial Operations Principal

[signature]
Notary Public

SABRINA JAFRI
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 25, 2024

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

## Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Partners of Lakeshore Securities L.P.:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Lakeshore Securities L.P. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 23, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

**Lakeshore Securities L.P.**

**Statement of Financial Condition**
**December 31, 2021**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 2,971,571 |
| Cash on deposit with clearing organization | | 914,636 |
| Securities owned, at fair value | | 180,474 |
| Receivable from broker-dealers and others | | 3,859,858 |
| Right-of-use asset | | 216,460 |
| Other assets | | 47,838 |
| **Total assets** | $ | 8,190,837 |
| **Liabilities and Partners' Capital** | | |
| Liabilities | | |
| Compensation payable | $ | 161,300 |
| Accounts payable and accrued expenses | | 1,165,394 |
| Deferred brokerage commissions revenue | | 24,348 |
| Operating Lease Liability | | 216,460 |
| **Total liabilities** | | 1,567,502 |
| Partners' capital | | 6,623,335 |
| **Total liabilities and partners' capital** | $ | 8,190,837 |

See Notes to Financial Statements

## Note 1. Nature of Operations and Significant Accounting Policies

**Nature of operations**: Lakeshore Securities L.P. (The Partnership) is a registered broker-dealer and a trading permit holder (TPH) at Cboe Global Markets, Inc. and a member of the Options Clearing Corporation (OCC). The Partnership is also registered as an introducing broker (IB) with the Commodity Futures Trading Commission (CFTC), and is a member of the National Futures Association (NFA) and a TPH at the Cboe Futures Exchange. The Partnership provides brokerage and clearing services to customers, primarily broker-dealers, on a national basis.

Although the Partnership is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Partnership's significant accounting policies:

**Accounting policies**: The Partnership follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

**Use of estimates**: The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Cash equivalents**: Cash equivalents are highly liquid investments with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

**Revenue recognition and receivable from broker-dealers and others**: Brokerage commissions, order flow income, and clearing fee income are recorded on a trade date basis as securities transactions occur. Receivable from broker-dealers and others includes amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for uncollectible receivables are based primarily on historical collection experience. As of December 31, 2021, no allowance has been recorded.

**Securities transactions**: Securities transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the statement of income.

Dividends are recorded on an ex-dividend date.

**Income taxes**: The financial statements do not reflect any income taxes since the taxable income of the Partnership is includable in the income tax returns of the partners.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2021. The Partnership is generally not subject to U.S. Federal and state tax examinations for tax years before 2018.

## Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

A description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

## Note 2. Fair Value of Financial Instruments (Continued)

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

| | Fair Value Measurements | | | |
|---|---|---|---|---|
| Description | Level 1 | Level 2 | Level 3 | Total |
| Securities owned: | | | | |
| Common stock: | | | | |
| Stock in exchange | $ 180,474 | $ - | $ - | $ 180,474 |
| Other | - | - | - | - |
| Total | $ 180,474 | $ - | $ - | $ 180,474 |

The Partnership assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Partnership's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

## Note 3. Deposit with Options Clearing Corporation (OCC)

The Partnership has cash on deposit with the OCC in the amount of $914,636 at December 31, 2021. The required deposit is $500,000, and the balance is an allowed excess. The Partnership receives interest on the deposit.

## Note 4. Receivable from Broker-Dealers and Others

Receivable from broker-dealers and others at December 31, 2021 consists of the following:

| | |
|---|---|
| Brokerage commissions receivable | $ 3,224,364 |
| Cash on deposit at clearing broker | 635,494 |
| | $ 3,859,858 |

Cash and equity securities held by the clearing broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy margin and regulatory requirements.

## Note 5. Leases

The Partnership is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease is set to expire on January 31, 2024.

The components of lease cost for the year ended December 31, 2021 are as follows:

| | |
|---|---|
| Operating lease cost | $ 72,033 |
| Other lease costs | 40,000 |
| Total lease cost | $ 112,033 |

## Note 5. Leases (Continued)

Amounts reported in the Statement of Financial Condition as of December 31, 2021 are as follows:
Operating leases:

| | |
|---|---|
| Right-of use asset | $ 216,460 |
| Lease liability | 216,460 |

Maturities of lease liability under non-cancelable operating leases as of December 31, 2021 are:

| | |
|---|---|
| 2022 | 139,014 |
| 2023 | 72,033 |
| 2024 | 5,413 |
| Total undiscounted lease payments | $ 216,460 |
| Less imputed interest | - |
| Total lease liability | $ 216,460 |

## Note 6. Commitments, Contingencies and Indemnifications

The partnership agreement provides, among other things, that the Partnership may, under certain circumstances and subject to minimum capital requirements, elect to purchase a partner's interest at a price, as defined.

In the normal course of business, the Partnership may be subject to various claims, litigation, regulatory and arbitration matters. At December 31, 2021, the Partnership had made an offer of $440,000 in settlement of a lawsuit. The settlement was rejected, and no other offer had been made as of the date of the auditor's report, so the estimate of $440,000 was recognized as an accrued liability. The Partnership also indemnifies and guarantees certain service that provides against specified potential losses in connection with their acting as an agent of or providing services to the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## Note 7. Partners' Capital

At December 31, 2020 general partners purchased the remaining interest of limited partners under the terms of the buy/sell provisions of the partnership agreement. The remaining distribution of the limited partners' capital was achieved by February of 2021. At December 31, 2021 an agreement was reached with an employee to invest funds representing 3% of the partnership equity at December 31, 2021 in exchange for a 3% limited partner interest in the partnership. As of the issue of these financial statements, that value had not been determined.

## Note 8. Employee Benefit Plan

The Partnership participates in a 401(k) employee benefit plan covering substantially all of its employees and employees of related entities. Contributions to the plan are at the discretion of the Partnership. During the year ended December 31, 2021, the Partnership made a contribution of $10,851 to the plan.

## Note 9. Customer Concentration and Concentration of Credit Risk

For the year ended December 31, 2021, the Partnership had one customer with 14.5% of total brokerage commission revenue. No other customers had 10% or more. At December 31, 2021, a single customer represented 22.6% of total brokerage receivable due and another customer owed 15.2% of the total brokerage receivable due on that date. No other single customer represented 10% or more of the brokerage receivable due.

The receivable from broker-dealers and others represents a concentration of credit risk resulting from the Partnership's brokerage activity. The cash in bank deposit accounts, at times may exceed federally insured limits. The Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the counterparties with which it conducts business and does not anticipate nonperformance by these counterparties.

## Note 10. Net Capital Requirements

The Partnership is subject to the minimum net capital requirements of the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and the CFTC Net Capital Requirements (Regulation 1.17) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule. Under the SEC Rule 15c3-1, the Partnership is required to maintain "net capital" equal to the greater of 2 percent of combined "aggregate debits" or $250,000, as these terms are defined. Under the Regulation 1.17, the Partnership is required to maintain "adjusted net capital" of $45,000, as this term is defined.

Net capital and net capital requirements change from day to day, but as of December 31, 2021, under the most restrictive of these requirements, the Partnership had net capital and net capital requirements of $5,116,018 and $250,000 respectively. The net capital rule may effectively restrict partner withdrawals.

As a clearing member of the Options Clearing Corporation, the Partnership is required to maintain net capital of $2,000,000 (Rule 302(a)).

## Note 11. Government Assistance

The Partnership received a second loan from Bank of America in the amount of $797,947 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The Company has been notified that $797,947, which was used for eligible expenditures including payroll and other expenses described in the CARES Act, has been forgiven.

## Note 12. Subsequent Events

The Partnership has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. No subsequent events occurred that materially affected the financial statements as presented.

## Note 13. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.